

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 14, 2020

Holden Lewis
Executive Vice President and Chief Financial Officer
Fastenal Company
2001 Theurer Boulevard
Winona, Minnesota 55987-1500

      Re: Fastenal Company
          Form 10-K for the Fiscal Year Ended December 31, 2019
          Filed February 6, 2020
          File No. 000-16125

Dear Mr. Lewis:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                        Sincerely,

                        Division of Corporation Finance
                        Office of Trade & Services